September 2, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance, Mail Stop 3720
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	The Mobile Star Corp.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Form 10-Q for the Quarter Ended June 30, 2010
Filed July 29, 2010
File No.: 333-152952

Dear Mr. Sprigel:

We received your letter of August 19, 2010, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, which pertain to the Filings referenced above, and we hereby submit the following responses to the numbered comments.

Form 10-K

The Company will file an amended Form 10-K within the next two weeks addressing each comment contained in the August 19, 2010 letter.  The filing will be marked to indicate the changes made.

Form 10-Q for the Quarter ended June 30, 2010

Please be advised that the Company has determined not to impute interest for these loans quarterly, because, under the current market interest rates the amount to accrue for the quarter for the shareholders loans from the dates advanced was not material.  Interest on the shareholder loans will be accrued for the year ending December 31, 2010.

This letter responds to all comments contained in your letter of August 19, 2010.  If you have any questions, please do not hesitate to call our Counsel, Michael S. Krome, Esq. at 631-737-8381, or myself.

Very truly yours,

/s/ Danny Elbaz
Danny Elbaz, President